UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

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(Name of Issuer)
 MER Telemanagement Solutions Ltd.

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(Title of Class of Securities)
 Common Stock, Par Value $0.01 Per Share

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(CUSIP NUMBER)
 M69676 10 0

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(Date of Event Which Requires Filing of this Statement)
 December 2, 3, 7, 8, and 9, 2010

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)
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SCHEDULE 13G



CUSIP No.: 419131 10 7



1.   NAME OF REPORTING PERSONS:

	        Dana Optimum Investments Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

		(a) [ ]
		(b) [x]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                Israel
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

		0

6.    SHARED VOTING POWER

		220,000*

7.    SOLE DISPOSITIVE POWER

		0


8.    SHARED DISPOSITIVE POWER

		220,000*

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      		220,000*

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              	4.93%**

12.   TYPE OF REPORTING PERSON

                 CO

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*Dana Optimum Investments Ltd. is the record holder of 220,000 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are also husband and wife.

**Based on 4,458,976 ordinary shares that the Issuer advised were issued and outstanding as of December 31, 2009.

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Item 1.

   (a) Name of Issuer:

		MER Telemanagement Solutions Ltd.

   (b) Address of Issuer's principal executive Office:

		14 Hatidhar Street
		Raanana, 43665
		Israel

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Item 2.

   (a) Name of person filing:

		Dana Optimum Investments Ltd.

	Individuals:
		(1) Roni Ben-David
		(2) Aliza Ben-David

	IRS Identification No. of above person (entities only): N/A

   (b) Address or principal business office or, if none, residence:

		The address of each reporting person is:
		25 Kerem Hazetim Street, Savyon 56536


   (c) Citizenship:

	The entity and each of the persons identified in 2(a) above is a company organized under the laws of, or a citizen of, the State of Israel.

   (d) Title of class of securities:

		Common Stock, Par Value $0.01 Per Share

   (e) CUSIP No.: M98939 10 7
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Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

   Not Applicable

   (a)	[ ]  Broker or dealer registered under Section 15 of the Exchange Act:

   (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

   (c)	[ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act;

   (d)	[ ]  Investment Company registered under Section 8 of the Investment
             Company Exchange Act;

   (e)	[ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f)	[ ]  Employee Benefit Plan or Endowment Fund in accordance with
	     Rule 13d-1(b)(1)(ii)(F);

   (g)	[ ]  Parent Holding Company or Control Person in accordance with
	     Rule 13d-1(b)(1)(ii)(G);

   (h)	[ ]  Saving Association as defined in Section 3(b) of The Federal
	     Deposit Insurance Act;

   (i)	[ ]  Church Plan that is excluded from the definition of an Investment
	     Company under Section 3(c)(14) of the Investment Company Act;

   (j)	[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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Item 4.	  Ownership

    The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 10, 2010:

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


a.  Amount beneficially owned


	The number of shares beneficially owned by

		Dana Optimum Investments Ltd.: 220,000*

		Roni Ben-David: 220,000*

		Aliza Ben-David: 220,000*


b.  Percent of class

	Percentage of class beneficially owned by

		Dana Optimum Investments Ltd.: 4.93%**

		Roni Ben-David: 4.93%**

		Aliza Ben-David 4.93%**


c.  Number of shares as to which such person has:

	i.   Sole power to vote or to direct the vote

		Dana Optimum Investments Ltd.: 0

		Roni Ben-David: 0

		Aliza Ben-David: 0


	ii.  Shared power to vote or to direct the vote


		Dana Optimum Investments Ltd.: 220,000*

		Roni Ben-David: 220,000*

		Aliza Ben-David: 220,000*


	iii. Sole power to dispose or to direct the disposition of


		Dana Optimum Investments Ltd.: 0

		Roni Ben-David: 0

		Aliza Ben-David: 0


	iv.  Shared Power to dispose or to direct the disposition of


		Dana Optimum Investments Ltd.: 220,000*

		Roni Ben-David: 220,000*

		Aliza Ben-David: 220,000*

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* Dana Optimum Investments Ltd. is the record holder of 220,000 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly,Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

**Based on 4,458,976 ordinary shares that the Issuer advised were issued and outstanding as of December 31, 2009.

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Item 5.    Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

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Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

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Item 7.    Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

    Not Applicable

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Item 8.    Identification and Classification of Members of the Group.

    Not Applicable

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Item 9.    Notice of Dissolution of Group.

    Not Applicable

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Item 10.    Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 10, 2010

				Dana Optimum Investments Ltd.

				/s/Roni Ben-David
				-----------------
				Roni Ben-David Chairman of the Board


				/s/Roni Ben-David
				-----------------
				Roni Ben-David


				/s/Aliza Ben-David
				------------------
				Aliza Ben-David